Morgan Stanley Dean Witter Spectrum Series
Monthly Report
June 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of June 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $16.17                              2.30%
Spectrum Select          $23.64                              0.32%
Spectrum Strategic       $12.94                            21.58%
Spectrum Technical       $16.39                              5.13%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded during June in the global stock index futures component of the balanced portfolio from long positions in German stock index futures as German equity prices were fueled by Japan's Nikkei Index closing at its strongest level since October 1997 after a weaker yen
buoyed it.   Big gains in Hong Kong stocks also supported the German stock market with a stable euro and a calmness on the interest rate front adding to the well being of equities. In the global interest rate futures component, gains were recorded from short positions in European interest rate futures, particularly Spanish bond futures, as prices declined due to dampened sentiment regarding the European Monetary Union and fears of an interest rate hike in the U.S. In the livestock markets, gains were recorded later in the month from short lean hog futures positions as prices decreased in response to a bearish USDA quarterly hog report. In soft commodities, small gains were recorded from short cotton futures positions as prices dropped late in the month on reports of beneficial rainfalls across the Southeastern U.S. A portion of the Fund's overall gains was offset by losses in the metals markets from short positions in copper futures as prices increased due to a drop in warehouse stocks and in reaction to news that an Australian resources company will close its less-than-profitable mines in the southwestern U.S. In the currency markets, losses were experienced from previously established short positions in the Singapore dollar as its value increased versus the U.S. dollar during mid-month due to the short-lived strength in the Japanese yen.

In Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading strategies, gains were recorded during June in the global interest rate futures markets from short positions in European interest rate futures, particularly German bond futures, as prices declined due to dampened sentiment regarding the European Monetary Union and fears of an interest rate hike in the U.S. Additional gains were recorded from short positions in U.S. interest rate futures as domestic bond prices fell amid fears of a tighter Federal Reserve monetary policy ahead of the month-end Federal Open Market Committee meeting. In the metals markets, gains were recorded from short gold futures positions as prices dropped on bearish sentiment ahead of the U.K. Treasury's gold auction on July 6, pressure from the U.S. dollar's climb against the euro and speculation that the Central Bank of Russia intends to spend forex reserves, which includes gold, to support the ruble. In the livestock markets, gains were recorded later in the month from short lean hog futures positions as prices decreased in response to a bearish USDA quarterly hog report. A portion of the Fund's overall gains was offset by losses recorded in soft commodities from long coffee futures positions as prices decreased early in the month amid warmer-than-expected temperatures in Brazil and on abundant supplies. In the global stock index futures markets, losses were experienced early in the month from short positions in Hang Seng Index futures as stock prices in the Pacific Rim received a boost from the upward momentum in Tokyo stocks.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, substantial gains were recorded primarily in the energy markets as the Fund exhibited a significant bias toward rising prices. As a result, a majority of the Fund's increase in value came from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices increased during the first half of the month amid a technical rally that was spurred by signs of better demand, particularly from Asia, a decline in American crude reserves and signs that OPEC member states were respecting output cuts agreed upon in April. The Fund's long positions in these markets were able to record additional profits at month-end when oil prices broke through resistance levels to reach the highest price since November 1997. The strong upward move in prices towards the end of June was largely attributed to further evidence that OPEC's stringent output limits were eating into surplus stockpiles in the U.S. and on reports that demand for gasoline and other petroleum products was rising faster than forecasted. In the global interest rate futures markets, gains were recorded from short U.S. interest rate futures positions as domestic bond prices fell amid fears of a tighter Federal Reserve monetary policy ahead of the month-end Federal Open Market Committee meeting. In the global stock index futures markets, gains were recorded from long Nikkei Index futures positions as the Japanese benchmark index jumped higher amid hopes for an economic recovery in that region and strong relief that the yen won't go higher due to the Bank of Japan's intervention. In the metals markets, gains were recorded from long copper futures positions as prices were boosted by news that several major producers would cut back production. A portion of the Fund's overall gains was offset by losses in the currency markets from short Japanese yen positions as its value temporarily strengthened relative to the U.S. dollar during mid-month on stronger-than-expected gross domestic product data from Japan. In the agricultural markets, small losses were experienced from long positions in soybean futures as prices decreased sharply due to rain in the western portion of the U.S. Midwest and forecasts for more precipitation which should be beneficial for crops.

In Spectrum Technical, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, gains were recorded during June in the global interest rate futures markets from short positions in European interest rate futures, particularly German bond futures, as prices declined due to dampened sentiment regarding the European Monetary Union and fears of an interest rate hike in the U.S. In the energy markets, gains were recorded from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices increased after another unexpected drop in U.S. crude oil supplies and signs of growing demand for gasoline. In the global stock index futures markets, gains were recorded from long Nikkei Index futures positions as the Japanese benchmark index jumped higher amid hopes for an economic recovery in that region and strong relief that the yen won't go higher due to the Bank of Japan's intervention. In the currency markets, gains were recorded from short positions in the Swiss franc and the European common currency, the euro, as the value of these currencies weakened versus the U.S. dollar despite NATO's suspension of bombing and the subsequent withdrawal of Serbian forces from Kosovo. In the livestock markets, gains were recorded later in the month from short lean hog futures positions as prices decreased in response to a bearish USDA quarterly hog report. In the agricultural markets, gains were recorded from short positions in soybean futures as prices posted new contract lows amid favorable crop growing weather conditions in the U.S. Midwest. A portion of the Fund's overall gains was offset by losses in soft commodities from long coffee futures positions as prices decreased early in the month amid warmer-than-expected temperatures in Brazil and on abundant supplies.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (6 months)                 1.1%


                    Inception-to-Date Return:          61.7%
                    Annualized Return:                           10.9%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (6 months)                                 -
0.7%

                    Inception-to-Date Return:               136.4%
                    Annualized Return               11.5%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (6 months)                12.0%

                    Inception-to-Date Return:                 29.4%
                    Annualized Return:               5.7%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (6 months)
1.7%

                    Inception-to-Date Return:                63.9%
                    Annualized Return:             11.2%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        June 1, 1999
June 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        984,882             1.91          (4,387,565)
(2.08)
  Net change in unrealized        263,046             0.51           6,256,156
2.97
  Total Trading Results         1,247,928             2.42           1,868,591
0.89
Interest Income (DWR)             186,666             0.36             614,724
0.29
  Total Revenues                1,434,594             2.78           2,483,315
1.18

EXPENSES
Brokerage fees (DWR)              197,452             0.38           1,273,561
0.61
Management fees                    53,656             0.10             526,991
0.25
Incentive fees                                    -           -
-         -
  Total Expenses                  251,108             0.48           1,800,552
0.86
NET INCOME                      1,183,486             2.30             682,763
0.32

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 June 1, 1999          3,258,433.536  51,509,642    15.81     8,945,680.981
210,796,318   23.56
Net Income                    -        1,183,486     0.36            -
682,763    0.08
Redemptions              (15,587.926)   (252,057)   16.17       (42,172.478)
(996,957)  23.64
Subscriptions             94,627.701   1,530,130    16.17       176,504.306
4,172,561   23.64
Net Asset Value,
  June 30, 1999        3,337,473.311  53,971,201   16.17      9,080,012.809
214,654,685  23.64

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical              .
                                        Percent of
Percent of
                                        June 1, 1999
June 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      2,168,460              3.23         11,858,225
4.51
  Net change in unrealized     12,894,534             19.23          3,739,888
1.42
  Total Trading Results        15,062,994             22.46         15,598,113
5.93
Interest Income (DWR)             211,746              0.32
780,508                           0.30
  Total Revenues               15,274,740             22.78         16,378,621
6.23

EXPENSES
Brokerage fees (DWR)              405,117              0.61          1,587,940
0.61
Management fees                   216,821              0.32            876,105
0.33
Incentive fees                      -                   -              430,097
0.16
  Total Expenses                  621,938              0.93          2,894,142
1.10
NET INCOME                     14,652,802     21.85            13,484,479
5.13

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical          .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 June 1, 1999          6,312,998.699  67,053,948    10.62    16,862,284.880
262,831,535                    15.59
Net Income                    -       14,652,802     2.32              -
13,484,479                      0.80
Redemptions              (39,708.284)   (513,825)   12.94      (111,372.922)
(1,825,402)                    16.39
Subscriptions             96,710.531   1,251,434    12.94       281,284.443
4,610,252                      16.39
Net Asset Value,
  June 30, 1999        6,370,000.946  82,444,359   12.94     17,032,196.401
279,100,864                    16.39
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter has determined to adjust the allocation of Net Assets among the trading advisors within Spectrum Strategic. Commencing with the June 30, 1999 monthly closing, net proceeds received by Spectrum Strategic at each monthly closing will be allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions will be allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fee will be paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.

4.   Legal Matters

The following supplements the Legal Matters note to the financial statements previously disclosed in the Partnership's
Annual Report for the year ended December 31, 1998:

With respect to the plaintiff's consolidated action in California, on July 1, 1999, the Superior court of the State of California, ruling from the bench, denied the plaintiffs' motion to have their lawsuit certified as a class action, stating, among other things, that plaintiffs' lawsuit did not present common questions of fact.